SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

ATTUNITY LTD.
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated May 3, 2002.

ITEM 1

Friday May 3, 8:02 am Eastern Time

Press Release

SOURCE: Attunity

Attunity to Present at AeA Micro Cap Financial Conference

BURLINGTON, Mass.--(BUSINESS WIRE)--May 3, 2002--Attunity Ltd. (NASDAQ:ATTU - news), a leader in business process, application and data integration solutions for the extended enterprise, today announced its participation at the upcoming AeA Micro Cap Financial Conference to be held May 13-15 at the Monterey Plaza Hotel in Monterey, CA. Attunity CEO Paul MacKay will present at the General Session on May 14 at 8:30 AM in the Cypress Room I. Mr. MacKay will also conduct briefings in breakout meetings throughout the three-day conference.

Based on the industry recognized AeA Classic Financial Conference, the AeA Micro Cap Financial Conference provides public technology companies with an environment in which to showcase their companies to the investment community. In this exclusive two-day forum, company executives present their technologies, strategic missions, trend analysis and other significant information to a focused group of investors. More information about this conference can be accessed at www.aeanet.org/microcap

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

5

- (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

Contact:

Attunity
Dan Potter
781-359-3502
dpotter@attunity.com

1093281.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By: /s/Arie Gonen
Chairman

Date: May 8, 2002